EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form S-1 as filed with the SEC of our audit report dated September 18, 2017, with respect to the balance sheet of Forex Development Corporation as of December 31, 2016, and the related statements of operations, stockholders’ equity, and cash flows for the period from January 21, 2016 (inception) to December 31, 2016. Our report dated September 18, 2017, relating to those financial statements, includes an emphasis of matter paragraph relating to uncertainty as to Forex Development Corporation’s ability to continue as a going concern. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

Farber Hass Hurley LLC

Chatsworth, California

November 22, 2017